8point3 Energy Partners LP

77 Rio Robles

San Jose, California 95134

August 30, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Ms. Mara L. Ransom

Assistant Director

RE:	8point3 Energy Partners LP

Registration Statement on Form S-3

File No. 333-212366

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 8point3 Energy Partners LP (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:30 p.m., Eastern Daylight Time, on September 1, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Joshua Davidson at (713) 229-1527.

The Registrant hereby acknowledges that:

1.	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC, its general partner

By:	/s/ Jason E. Dymbort
Name: Jason E. Dymbort Title: General Counsel

Signature Page to Acceleration Request